



New York Stock Exchange
11 Wall Street
New York, NY 10005

September 10, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value, of Simplify Tail Risk Strategy ETF, of SIMPLIFY EXCHANGE TRADED FUNDS under the Exchange Act of 1934.

Sincerely,